Exhibit 21.1
Significant Subsidiaries of Enexus Energy Corporation as of December 31, 2007
Certain subsidiaries, which if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary as of December 31, 2007, have been omitted.

State of
Name of Company	Incorporation/Organization

Entergy Nuclear Holding Company # 1	Delaware
Entergy Nuclear Generation Company	Delaware
Entergy Nuclear Indian Point 3, LLC	Delaware
Entergy Nuclear FitzPatrick, LLC	Delaware
Entergy Nuclear Holding Company	Delaware
Entergy Nuclear Midwest Investment Company, LLC	Delaware
Entergy Nuclear Palisades, LLC	Delaware
Entergy Nuclear Holding Company # 3,	Delaware
Entergy Nuclear Indian Point 2, LLC	Delaware
Entergy Nuclear Vermont Investment Company, LLC	Delaware
Entergy Nuclear Vermont Yankee, LLC	Delaware
Entergy Nuclear Power Marketing, LLC	Delaware